UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 9, 2018	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SEPTEMBER 2018 AND 3Q18 REVENUE

Hsinchu, Taiwan, October 9, 2018 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of September 2018 and for the third quarter ended September 30, 2018. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.46 to US$1.00 as of September 28, 2018.

Revenue for the month of September 2018 was NT$1,695.5 million or US$55.7 million, a decrease of 2.2% from the month of August 2018 and an increase of 10.5% from the same period in 2017.

Revenue for the third quarter of 2018 was NT$5,005.2 million or US$164.3 million, representing an increase of 11.4% from the second quarter of 2018, and an increase of 13.0% from the third quarter of 2017.

The Company noted it is continuing to benefit from a favorable business mix, and strong demand of TDDI for smartphones. Higher overall utilization levels reflect growth in underlying demand levels and longer test times required by TDDI programs.

Consolidated Monthly Revenues (Unaudited)

	September 2018	August 2018	September 2017	MoM Change	YoY Change
Revenues (NT$ million)	1,695.5	1,733.0	1,534.2	-2.2%	10.5%
Revenues (US$ million)	55.7	56.9	50.4	-2.2%	10.5%

Consolidated Quarterly Revenues (Unaudited)

	Third Quarter 2018	Second Quarter 2018	Third Quarter 2017	QoQ Change	YoY Change
Revenues (NT$ million)	5,005.2	4,491.6	4,431.1	11.4%	13.0%
Revenues (US$ million)	164.3	147.5	145.5	11.4%	13.0%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.